

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 7, 2008

<u>By U.S. Mail and facsimile</u>

Dana Coffield
President & Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2
Canada

> **Re: Gran Tierra Energy Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-153376**
> **Filed September 9, 2008**
>
> **Preliminary Proxy Statement on Schedule 14A, as revised**
> **File No. 1-34018**
> **Filed September 30, 2008**

Dear Mr. Coffield:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. Briefly explain to us why you believe that Form S-3 is the appropriate form on which to register this transaction.

Income Tax Consequences, page 8

2. If the tax consequences are material to investors, obtain and file opinions of tax counsel that clearly indicate the tax consequences. In that regard, do not suggest that the disclosure you provide is a "discussion [that] is of a general nature only" or that you disclose merely a "fair and accurate summary of the anticipated material" tax consequences. Make clear in each case what portion of the disclosure you provide constitutes counsel's opinion. If counsel is unable to render any type of opinion, including a reasoned opinion, disclose why that is the case and eliminate any suggestion that an opinion is being rendered. We note for example the disclosure at page 13. See Item 601(b)(8) of Regulation S-K.

Preliminary Proxy Statement on Schedule 14A

Gran Tierra Proposal 3, page 174

3. Although this proposal relates to an amendment to the fourth article of your articles of incorporation, it appears to deal with two different matters. Namely, you are asking stockholders to approve both (1) an increase in the number of authorized shares and (2) reducing to majority from unanimous the level of board approval required to issue common stock. Please unbundle these two proposals, and make the appropriate changes to the proxy statement and proxy card. See Rule 14a-4(a)(3) of Regulation 14A and the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations. Clearly describe each separate matter to be voted upon under its own caption in the proxy statement. See Rule 14a-5(a).

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Dana Coffield
Gran Tierra Energy Inc.
October 7, 2008
Page 4

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Donahue
        Brett White (650-849-7400)